AMARC AND THOMPSON CREEK COMPLETE DEFINITIVE AGREEMENT TO ADVANCE IKE PROJECT

February 29, 2016, Vancouver, BC – Amarc Resources Ltd. (“Amarc” or the “Company”) (TSX-V: AHR; OTCBB: AXREF) is pleased to announce that a definitive agreement (the “Agreement”) has been finalized with Thompson Creek Metals Company Inc. (“Thompson Creek”) (OTCQX:TCPTF; TSX:TCM) in order to advance the IKE porphyry copper discovery in south-central British Columbia (“BC”). Under the Agreement, Thompson Creek has the option to acquire up to a 50% interest in the IKE Project through a staged investment process.

Thompson Creek has the option to acquire an initial 30% interest through staged investments totaling $15 million on or before December 31, 2019, of which $3 million was completed in 2015. Subsequently, Thompson Creek can acquire an additional 20% interest, subject to certain conditions, including completing a Feasibility Study within a two-year period that can be extended to three years in certain circumstances.

The IKE copper-molybdenum-silver porphyry discovery, together with the surrounding district of highly prospective porphyry copper (±molybdenum±silver±gold) targets yet to be drill tested, have the potential to possess the grades and resources necessary to develop an important mining camp. The project is located 45 kilometres northwest of Gold Bridge, in south-central BC, near the heartland of BC’s producing porphyry copper mines.

Assay results from all 18 holes (10,437 metres) drilled by Amarc at IKE since 2014, combined with results from geological, geochemical and geophysical surveys completed outwards from the area drilled, indicate the presence of an important porphyry-style copper-molybdenum-silver deposit (see Amarc news release December 9, 2015). All drill holes have intersected varying amounts of chalcopyrite and molybdenite mineralization over a broad area measuring 1,200 metres east-west by 1,000 metres north-south, and extending to depths of over 500 metres. The deposit remains open to expansion in all lateral directions and to depth.

Grades returned over long continuous drill intercepts continue to compare favourably to the range of copper equivalent grades at active BC porphyry copper (± molybdenum ± gold ± silver) mines. Highlights from the 2014 and 2015 drill programs include:

•	247 metres of 0.41% CuEQ[1] @ 0.28% Cu, 0.030% Mo and 2.0 g/t Ag
•	123 metres of 0.41% CuEQ @ 0.32% Cu, 0.017% Mo and 2.5 g/t Ag
•	92 metres of 0.40% CuEQ @ 0.31% Cu, 0.020% Mo and 2.1 g/t Ag
•	194 metres of 0.47% CuEQ @ 0.30% Cu, 0.046% Mo and 0.8 g/t Ag
•	308 metres of 0.39% CuEQ @ 0.26% Cu, 0.032% Mo and 1.8 g/t Ag
•	97 metres of 0.45% CuEQ @ 0.32% Cu, 0.030% Mo and 2.2 g/t Ag
•	124 metres of 0.45% CuEQ @ 0.34% Cu, 0.022% Mo and 3.2 g/t Ag
•	214 metres of 0.37% CuEQ @ 0.26% Cu, 0.023% Mo and 2.2 g/t Ag
•	592 metres of 0.44% CuEQ @ 0.30% Cu, 0.032% Mo and 2.1 g/t Ag
•	86 metres of 0.47% CuEQ @ 0.33% Cu, 0.032% Mo and 2.2 g/t Ag
•	111 metres of 0.36% CuEQ @ 0.30% Cu, 0.010% Mo and 2.3 g/t Ag

1 Copper equivalent (CuEQ) calculations use metal prices: Cu US$2.25/lb, Mo US$8.00/lb and Ag US$17.00/oz. Metallurgical recoveries and net smelter returns are assumed to be 100%.

The Agreement

Under the terms of the Agreement, Thompson Creek can earn an initial 30% interest in the IKE Project under a Stage 1 Option by funding $15 million of expenditures before December 31, 2019, of which $3 million was completed in 2015. For each $5 million of project expenditures funded, Thompson Creek will incrementally earn a 10% ownership interest. Stage 1 Option expenditures can be accelerated by Thompson Creek at its discretion. Amarc will be operator during the Stage 1 earn-in period.

If Thompson Creek fully exercises the Stage 1 Option, Thompson Creek will have a one-time right under a Stage 2 Option to elect to earn an additional 20% ownership interest in the IKE Project (for a total 50% ownership interest). To fulfill its obligations under the Stage 2 Option, Thompson Creek must fund and complete a Feasibility Study for the IKE Project that could serve as the basis for a decision by an internationally recognized financial institution to finance the development of a mining project. This Feasibility Study must be completed within a two-year period, which can be extended to three years under certain conditions. While completing the Feasibility Study under the Stage 2 Option, Thompson Creek would also be required to meet all other expenditures necessary to maintain and advance the Project.

Thompson Creek will become operator of the IKE Project upon initiation of the Stage 2 Option, and will remain operator so long as it holds a 50% interest. When Thompson Creek has concluded its earn-in period, the parties expect to form a joint venture to further develop the IKE Project, provided that Thompson Creek has earned at least a 10% interest.

During both the Stage 1 and Stage 2 Options, Amarc will retain a ‘co-expenditure right’, whereby it can fund, at its discretion, additional expenditures on the IKE Project. Thompson Creek may elect to pay its 30% or 50% share of these additional expenditures upon completion of the Stage 1 Option and Stage 2 Option periods as the case may be, failing which its ownership interest would be reduced. Under the ‘co-expenditure right’ provision of the Agreement, the maximum amount that Amarc can recover from Thompson Creek on completion of the Stage 1 Option period is capped at $6 million (i.e. 30% of $20 million). The maximum amount that Amarc can recover from Thompson Creek on completion of the Stage 2 Option period is capped at $10 million (i.e. 50% of $20 million).

About the IKE Project

The IKE discovery is located 45 kilometres northwest of the historical mining communities of Gold Bridge and Bralorne, BC, in an area of wide U-shaped valleys bounded by ridges within the Coast Range. Amarc's 2014 and 2015 drilling programs were conducted above tree line within two adjoining large and barren cirques. The district surrounding the IKE discovery has long been explored for its numerous showings of copper, molybdenum, gold and silver mineralization. Current access to the property is by helicopter, although significant infrastructure exists in the region. Mainline logging roads, which lead west from Gold Bridge are located 20 kilometres south of IKE. Access to power, railways and highways, and other services are available in the area of Gold Bridge and the nearby towns of Lillooet and Pemberton.

Like many major porphyry deposits, IKE formed in a very active, multi-stage hydrothermal system that was extensive and robust. Geological mapping and logging of diamond drill core at IKE indicate the deposit is hosted entirely by multi-phase intrusive rocks. Its overall geological setting is similar to that of many important porphyry belts along the Cordillera in North and South America. The footprint of the hydrothermal system at IKE exceeds six square kilometres.

At IKE, chalcopyrite and molybdenite mineralization occurs as fine to relatively coarse, mostly discrete grains, mainly as disseminations and less commonly in fractures and veins. Multi-element analyses have returned consistently and unusually low concentrations of metallurgically or environmentally deleterious elements. These characteristics, and the generally low concentrations of pyrite at IKE, suggest excellent potential to produce clean, good-grade copper and molybdenum concentrates by standard flotation processing.

Field exploration conducted by Amarc, in addition to the 2014 and 2015 drilling programs, includes a detailed ground induced polarization survey over IKE as well as a district-wide high resolution airborne magnetic survey, and geological mapping with copper and multi-element-in-talus fines geochemical surveys over prioritized target areas. Collectively, the results of these surveys indicate excellent potential for a number of deposit-scale targets beyond the immediate area of the current IKE discovery. Exploration results from Amarc's surveys and historical programs by previous operators throughout the district, combined with the common tendency of porphyry deposits to cluster, lead the Company to believe a number of targets identified proximal to IKE have potential to host additional bulk-tonnage porphyry copper mineralization. Amarc holds extensive mineral tenures throughout the IKE region.

Amarc is fully committed to working constructively with governments and stakeholders towards the responsible development of the IKE project, while contributing to the sustainable development of local communities. All work programs are planned to achieve high levels of environmental performance and local benefit, including providing opportunities for employment, contracting and training for local people. Amarc is committed to meaningful and constructive engagement with First Nations communities and has offered and remains open to establishing comprehensive and progressive agreements at IKE. The Company also works proactively to support government's consultation duties to assist with timely and fair decision making.

About Amarc Resources Ltd.

Amarc is a Vancouver-based mineral exploration and development company with an experienced and successful management team focused on advancing the IKE Project – a major porphyry copper-molybdenum-silver discovery near the heartland of BC’s copper mining industry, with proximity to mining infrastructure, power, rail and highways.

Amarc is associated with Hunter Dickinson Inc. (HDI) a diversified, global mining company with a 25 year history of porphyry discovery and development success. Previous and current HDI porphyry projects include some of BC’s and the world’s most important mineral resources – such as Mount Milligan, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Sisson, Maggie and Pebble. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects to provide superior returns to shareholders.

About Thompson Creek Metals Company Inc.

Thompson Creek is a North American mining company. The Company’s principal operating property is its 100%-owned Mount Milligan mine, an open-pit copper and gold mine and concentrator in British Columbia. The Company’s molybdenum assets consist of the 100%-owned Thompson Creek Mine, an open-pit molybdenum mine and concentrator in Idaho, its 75% joint venture interest in the Endako Mine, an open-pit molybdenum mine, concentrator and roaster in British Columbia, and its Langeloth Metallurgical Facility in Pennsylvania. The Company’s development project is the Berg property, a copper, molybdenum, and silver exploration property located in British Columbia. The Company’s principal executive office is located in Denver, Colorado. More information is available at www.thompsoncreekmetals.com.

Qualified Person as Defined Under National Instrument 43-101

Mark Rebagliati, P. Eng., a Qualified Person as defined under National Instrument 43-101, has reviewed and approved the technical content of this release.

For further details on Amarc Resources Ltd., please visit the Company’s website or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD
Ronald W. Thiessen
Chief Executive Officer

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc’s projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc’s projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.